UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm to Present at Canaccord Adams’ 27th Global Growth Conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: August 2, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Press Release

FOR IMMEDIATE RELEASE

LABOPHARM TO PRESENT AT CANACCORD ADAMS’

27TH GLOBAL GROWTH CONFERENCE

LAVAL, Québec (August 2, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that James Howard-Tripp, Chief Executive Officer of the Company will present at the 27th Annual Canaccord Adams Global Growth Conference in Boston, on Thursday, August 9, 2007 at 11:30 a.m. ET.

Interested parties may access the live webcast by visiting the “Events” section of the homepage of the Company’s website at www.labopharm.com. Please connect at least 15 minutes prior to the presentation to ensure adequate time for any software download that may be required to join the webcast. An audio archive of the presentation will be available for 30 days.

The Conference, which is one of the longest running institutional events focused exclusively on growth companies, will include 270 public and private companies.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company has a robust pipeline of follow-on products in both pre-clinical and clinical development. For more information, please visit www.labopharm.com

This press release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process and the commercialization of the Company’s products thereafter, if they are approved. Investors should consult the Company’s ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm Mark A. D’Souza Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Jason Hogan Media and Investor Relations Tel: (416) 815-0700 jhogan@equicomgroup.com

French: Eric Bouchard Tel: (514) 844-7997 ebouchard@equicomgroup.com